UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021.

Commission File Number: 001-38524

Titan Medical Inc.
(Exact Name of Registrant as Specified in Charter)

155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits 99.1 and 99.2 to this Current Report on Form 6-K will be deemed to be incorporated by reference into the Registrant’s Form F-3 registration statement filed on July 30, 2019 (File No. 333-232898) and Form S-8 registration statements filed on February 12, 2019 and July 20, 2020 (File Nos. 333-229612 and 333-240018) (collectively, the “Registration Statements”), and Exhibits 23.1, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB and 101.PRE are hereby incorporated by reference as exhibits to the Registration Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.
(Registrant)

Date: February 22, 2021	By:	/s/ Monique L. Delorme
	Name:	Monique L. Delorme
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Audited Financial Statements for the fiscal year ended December 31, 2020
99.2	MD&A for the fiscal year ended December 31, 2020
99.3	Certification of annual filings – CEO
99.4	Certification of annual filings – CFO
99.5	News Release dated February 22, 2020
23.1	Consent of BDO Canada LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase